December 21, 2011

Mr. John Cash

Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:        Morningstar, Inc.
Form 10-K for the year ended December 31, 2010
Filed February 28, 2011
Definitive Proxy Statement on Schedule 14A
Filed April 7, 2011
File No. 0-51280

Dear Mr. Cash:

On behalf of Morningstar, Inc., an Illinois corporation, we are responding to your letter dated November 28, 2011.  For convenience of reference, the text of your comments has been reproduced in italicized type herein, with our response immediately following.

Form 10-K for the year ended December 31, 2010

Notes to the Consolidated Financial Statements

2.  Restatement, page 93

1.         Your disclosure indicates that you have restated the 2009 and 2008 financial information for the cumulative effect of adjustments related to prior periods.  Please address the following related to your restatement:

•                  Explain what consideration you gave to amending your previously filed financial statements and also filing an Item 4.02 Form 8-K;

•                  Please provide a more comprehensive explanation regarding the reason for the adjustments and update future periodic filings to provide this enhanced disclosure;

•                  Revise the face of financial statements in future filings to clearly indicate which columns include restated information;

•                  Please tell us whether the restatement impacted management’s original conclusion regarding the effectiveness of disclosure controls and procedures and internal control over financial reporting and whether there have been any changes to DCP or ICFR in light of the restatement, and;

•                  Explain to us whether there are any anticipated changes to DCP and/or ICFR to prevent this type of restatement in the future.

Response:

In 2010, we identified that certain balances in our Consolidated Financial Statements contained errors that had not been previously detected.  The errors primarily related to deferred taxes and, to a lesser extent, amounts associated with vacant office space and rent for one of our office leases. We determined that these errors could not be corrected in 2010 without materially misstating that year’s financial statements.  In evaluating these previously undetected errors, we also concluded that the correction to each previous period’s financial statements resulted in immaterial adjustments to those previous periods’ financial statements.

In response to your first point, we evaluated the effects of the errors, individually and in the aggregate, on our Consolidated Financial Statements.  We performed this evaluation in accordance with the guidance included in Staff Accounting Bulletin Topic 1M, Materiality, and Topic 1N, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.  We evaluated the effect of these adjustments in relation to trends in our consolidated revenue, operating income, income tax expense, net income, earnings per share, operating segments, liquidity, financial position and other key operating metrics and concluded that no prior period was materially misstated.

In preparing our Form 10-K for the year ended December 31, 2010 (the 2010 Form 10-K), we reflected the correction of these immaterial errors in our consolidated balance sheet as of December 31, 2009 and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for the years ended December 30, 2008 and December 31, 2009.  We also revised the accompanying notes and other disclosures throughout the 2010 Form 10-K, as necessary.  As these were immaterial errors, we were not required to amend our previously filed financial statements or to file an Item 4.02 Form 8-K.

In response to your second point, the adjustments relate primarily to our accounting for deferred taxes and, to a lesser extent, to adjustments associated with vacant office space and rent for one of our office leases.  The following tables summarize the effects by year on retained earnings and additional paid-in capital:

Effect on Retained Earnings	Increase (Decrease) $000

	2006	2007	2008	2009
Effect by Year
- Recognize deferred tax liability related to earnings from equity method investments	$(912)	$(363)	$(180)	$(218)
- Adjust deferred tax assets related to stock options	(207)	(62)	(2,553)	339
- Lease-related adjustments	—	(163)	(170)	(448)
Total	$(1,119)	$(588)	$(2,903)	$(327)

	As of December 31
	2005	2006	2007	2008	2009
Cumulative Effect
- Recognize deferred tax liability related to earnings from equity method investments	$(2,217)	$(3,129)	$(3,492)	$(3,672)	$(3,890)
- Adjust deferred tax assets related to stock options	(18)	(225)	(287)	(2,840)	(2,501)
- Lease-related adjustments	—	—	(163)	(333)	(781)
Total	$(2,235)	$(3,354)	$(3,942)	$(6,845)	$(7,172)

Effect on Additional Paid-in Capital

	2006	2007	2008	2009
Effect by Year
- Recognize deferred tax liability related to Morningstar Japan K.K.	$—	$—	$—	$—
- Adjust excess tax benefits from stock option exercises and vesting of restricted stock units	432	1,331	3,107	(5,074)
Total	$432	$1,331	$3,107	$(5,074)

	As of December 31
	2005	2006	2007	2008	2009
Cumulative Effect
- Recognize deferred tax liability related to Morningstar Japan K.K.	$(3,709)	$(3,709)	$(3,709)	$(3,709)	$(3,709)
- Adjust excess tax benefits from stock option exercises and vesting of restricted stock units	—	432	1,763	4,870	(204)
Total	$(3,709)	$(3,277)	$(1,946)	$1,161	$(3,913)

Adjustments to retained earnings:

As of December 31, 2009, the cumulative effect of adjustments decreased retained earnings by $7,172,000.  The adjustments consist of the following:

•                  In 2010, we identified that we had not recognized deferred tax liabilities related to the earnings of our equity method investments from prior years.  The cumulative effect of this adjustment was $3,890,000.

•                  We also identified in 2010 that we had not properly adjusted deferred tax assets primarily related to certain stock-option transactions from prior years.  The cumulative effect of this adjustment decreased deferred tax assets and retained earnings by $2,501,000.

•                  Adjustments related to vacant office space and rent expense for one of our office leases identified in 2010 but related to prior years decreased retained earnings by $781,000.

Adjustments to additional paid-in capital

As of December 31, 2009, the cumulative effect of adjustments decreased our additional paid-in capital by $3,913,000.  These adjustments consist of the following:

•                 In 2010, we identified that we had not recognized $3,709,000 of deferred tax liabilities in relation to a June 2000 transaction concerning our equity investment in Morningstar Japan K.K.  The adjustment resulted in an increase to deferred tax liabilities and a reduction to additional paid-in capital.

•                 Also in 2010, we detected errors in prior periods related to the value of excess tax benefits from stock option exercises and vesting of restricted stock units, resulting in a cumulative decrease of $204,000 to additional paid-in capital.

In response to your third point, as the adjustments to our financial statements for the years ended December 31, 2008 and 2009 are considered corrections of immaterial errors, we do not plan on indicating in future filings that the financial statements have been revised. We believe our 2010 Form 10-K provides an appropriate level of disclosure concerning the revisions to our prior year Consolidated Financial Statements.  As such, we do not plan on including additional disclosures in future filings.

In response to your fourth and fifth points, we’d like to highlight that we identified these previously undetected errors as part of our ongoing monitoring of internal controls over financial reporting.  In 2010, we adjusted certain procedures related to accounting for deferred taxes related to equity method investments and stock-based compensation.  As of December 31, 2010, we had remediated the internal control deficiencies underlying these undetected errors.  As a result, we have not changed our conclusions regarding the effectiveness of disclosure controls and procedures and internal control over financial reporting, as presented in Item 9A, Controls and Procedures, in the 2010 Form 10-K.

We regularly monitor and adjust our disclosure controls and internal controls over financial reporting.  We believe we maintain an effective internal control environment to meet, with reasonable assurance, the objectives of the disclosure controls and procedures and the objectives of internal controls over financial reporting.

5.  Segment and Geographical Area Information, page 102

2.         Please confirm, if true, that no individual non-USA country contributed material revenues as required by ASC 280-10-50-41 for the years presented.  Please also disclose this fact in future filings, if appropriate.

Response:

We have reviewed the requirements of ASC Topic 280-10-50-41, Segment Reporting — Information about Geographic Areas, and confirm that no individual country outside of the United States contributed material revenues during the three-year period.  The largest non-U.S. country represented approximately 8%, 8%, and 7%, of our consolidated revenue in 2010, 2009, and 2008, respectively.

To help investors understand the markets in which we operate outside of the United States, we will consider expanding our disclosures related to geographic information, in future filings, as appropriate.

16.  Contingencies, page 130

Business Logic Holding Corporation, page 130

Morningstar Associates, LLC Subpoena from the New York Attorney General’s Office, page 130

3.         We note your disclosure that you cannot predict the outcome of the Business Logic Holding proceeding and you cannot predict the scope, timing or outcome of the proposed litigation from the New York Attorney General’s office.  Please revise future disclosures to indicate whether you have accrued any amount in relation to these matters.  If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.  Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.  We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies.  Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide your disclosures on an aggregated basis.  Please include your proposed disclosures in your response.

Response:

The comment asks that we revise future disclosures to indicate whether we have accrued any amount in relation to the Business Logic Holding proceeding and the New York Attorney General’s (NYAG) office litigation matter.  As required by ASC 450-20-50-1, Contingencies — Loss Contingencies; Disclosure, we will make disclosures regarding accruals relating to these and other contingencies in those instances in which an accrual has been made and disclosure regarding such accrual is necessary for the financial statements not to be misleading.

With respect to matters as to which there is a reasonable possibility that a material loss exceeding amounts that have already been recognized has been incurred, we recognize our obligation, pursuant to ASC 450, to disclose an estimate of the additional loss or range of loss or to state that such an estimate cannot be made.  The comment refers in particular to the Business Logic Holding and NYAG matters.  With respect to each of these matters, we are currently unable for at least the following reasons to make an estimate regarding the loss or range of loss, if any, that may have been incurred:

•                  With respect to the Business Logic Holding matter, we continue to believe that we have valid defenses to the claims made by Business Logic Holding, but the proceeding is at a stage where it is not yet possible to estimate a loss or range of loss with any reasonable degree of certainty.  Further, Business Logic Holding has not yet specified the amount of damages that it is claiming, much less presented expert testimony or other evidence to support a damages claim.

•                  With respect to the NYAG matter, all we have at this point is a 2004 subpoena requesting information and a 2007 Notice of Proposed Litigation, in each case from the NYAG.  No litigation has been instituted and no penalty or fine has been sought.  As disclosed in the 2010 Form 10-K, we promptly responded to the 2007 Notice of Proposed Litigation with an explanation as to why the NYAG should not institute proceedings.  There have been no further developments in this case.  Accordingly we do not have any way to estimate reasonably the loss or range of loss, if any, that may have been incurred with respect to this matter.

The comment asks for an explanation of the procedures that we undertake each quarter to develop a range of reasonably possible loss for disclosure purposes.  We consider our disclosure obligations under ASC 450 each quarter.  In quarters in which there has been a development with respect to any disclosed contingency, we assess whether we are now in a position where we have the ability to develop an estimate of a reasonably possible loss or range of losses.  For example, if there is a significant ruling in a litigation matter that renders the ultimate outcome of the matter clear, this could put us in a position in which we are able to make an estimate of reasonably possible loss.  Similarly, if we are presented with a damage claim or a settlement offer, this could put us in a position in which we are able to make an estimate of a reasonably possible loss or range of losses.  With respect to the contingencies disclosed in the 2010 Form 10-K, there have not been any such material developments during 2011.  With respect to certain of the disclosed contingencies, in particular the NYAG matter, there has not been any such development for several years.

In response to the Staff’s comments, we will modify our disclosure regarding contingencies in future filings.  Specifically, if still true, we intend to conclude our disclosure regarding each of the Business Logic Holding and NYAG matters, as well as any other relevant matters, with a statement that we are “unable to provide an estimate of the possible loss or range of loss, if any, that we may have incurred in connection with this matter.”

Definitive Proxy Statement on Schedule 14A filed on April 7, 2011

Compensation Discussion and Analysis, page 15

Goals of our Compensation Program, page 15

4.         We note your disclosure related to the independent compensation consultant.  Please tell us whether the valuation services performed by the consultant were approved by the compensation committee or the board of directors.  Refer to Item 407(e)(3)(iii)(A) of Regulation S-K.

Response:

As noted in the Definitive Proxy Statement on Schedule 14A for the 2011 Annual Meeting of Shareholders (the 2011 Proxy Statement), during 2010, an affiliate of the compensation committee’s compensation consultant also provided valuation services.  Such valuation services were not approved by the compensation committee or the board of directors.  In future filings, we will include disclosure noting whether the compensation committee or the board of directors approved any additional services provided by the compensation committee’s compensation consultant or any of its affiliates.

5.         The process described in the first paragraph of your disclosure on page 16 appears to constitute benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K.  As such, please discuss how the compensation committee’s assessment of comparative data influenced actual compensation decisions in 2010.  In addition, to the extent that any specific elements of compensation are tied to a benchmark, please identify the benchmark and discuss where your actual payments and awards fell with respect to the benchmark.  For example, we note that in your “Base Salary” discussion on page 16 you state that the salary increases for some of the named executive officers were intended to bring the salary “in line with market data.”

Response:

As noted on page 16 of our 2011 Proxy Statement, the Compensation Committee does not target specific compensation levels based on its review of other companies’ practices, but rather reviews market practices at a subset of companies as a market check that Morningstar’s pay practices are competitive.  This market review is performed by the Compensation Committee to obtain a general understanding of current compensation practices and, in accordance with the staff’s Compliance & Disclosure Interpretation #118.05, is not benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K.  While the Compensation Committee does not benchmark against a peer group of companies, the disclosure in the proxy statement does set forth the specific companies considered by the Compensation Committee in its evaluation of

2010 market practices.  Because the Compensation Committee does not undertake a formal benchmarking process and does not target compensation against the companies reviewed, we believe that no further disclosure is required.  With regard to the statement on page 16 of the 2011 Proxy Statement regarding bringing the salary of certain named executive officers “in line with market data,” we will, if true, modify this sentence in future filings to remove the implication that salaries for our named executive officers are set through the use of a benchmarking against an external set of market data.

Bonus Plan, page 16

6.         Please refer to comment one in our letter dated July 30, 2009.  Supplementally please tell us what the growth in Bonus EBIT target was for each named executive officer, or alternatively, please provide us with the competitive harm analysis set forth in Instruction 4 to Item 402 of Regulation S-K.  With respect to the operational performance and improving the work environment targets, please tell us whether the compensation committee established quantifiable metrics for each such targets, and how the compensation committee determined the level of target achievement (we note the tabular disclosure on page 17).  Refer to Items 402(b)(1)(v) and 402(b)(2)(v) of Regulation S-K.

Response:

The Compensation Committee did not establish a specific Bonus EBIT target for any of the named executive officers.  Instead, bonuses attributable to the financial component of the bonus plan were paid out based on growth in adjusted EBIT compared to the prior year.  That is, there was no specific level of adjusted EBIT that needed to be attained in order for the named executive officers to be deemed to have satisfied the financial performance component of the bonus plan.  Rather, the extent to which the named executive officer achieved the financial performance component was a function of the level of growth in adjusted EBIT on a year-over-year basis, at the company-wide or business unit level, as appropriate.  This process was described on page 17 of the 2011 Proxy Statement.  In future filings, we will, as appropriate, add additional disclosure to clarify the operation of the financial performance component of the annual bonus plan.

The Compensation Committee did not establish quantifiable metrics for the operational performance and people goals used in the bonus plan.  For each named executive officer, the operational goals attributable to that executive officer as well as the items considered by the Compensation Committee in evaluating the executive’s performance against those goals were set forth in the bonus discussion for each officer on pages 17-18 of the 2011 Proxy Statement.  With respect to the people goals, the Compensation Committee performed a subjective assessment of each named executive officer’s efforts towards improving the work environment and increasing employee satisfaction.

7.         Starting at the end of page 16 you disclose that the compensation committee exercised its negative discretion to reduce the bonus amounts for each named executive officer.  Please explain how the compensation committee exercised its negative discretion in light of your disclosure that the named executive officers received bonus amounts based on the actual level of target achievement.

Response:

The design of the annual bonus plan enables the Compensation Committee to retain the discretion to establish bonuses at levels appropriate to reflect participants’ performance and other individual factors, while preserving Morningstar’s ability to deduct bonuses to the greatest extent permitted under Section 162(m) of the Internal Revenue Code.  At the beginning of 2010, the Compensation Committee established the maximum potential bonus for each named executive officer based on an overall performance-based goal of 0.9% of operating income before bonus expense.  This represented the maximum potential bonus that could be paid under the annual bonus plan and be deductible under Section 162(m) of the Internal Revenue Code.  The Compensation Committee exercised “negative discretion” to set actual payouts which were much lower than the maximum bonus opportunities (i.e., 0.9% of operating income before bonus expense) established for purposes of Section 162(m).  The actual bonus opportunities created and amounts paid were determined as described on page 17 of the 2011 Proxy Statement under the heading “2010 Bonus Target and Bonus Determination for Named Executive Officers (Other than Joe Mansueto.)”

Equity Based Compensation, page 18

8.         Please provide appropriate analysis addressing the compensation committee awarding of restricted stock units to the named executive officers, with particular emphasis on Mr. Chen’s special restricted stock unit grant in November 12, 2010.

Response:

An analysis as to the Compensation Committee’s basis for awarding equity-based compensation in 2010 is included in the fifth paragraph on page 19 of our 2011 Proxy Statement under the heading “Equity-Based Compensation.”  With respect to Mr. Chen, in the last sentence of the third paragraph on page 19 we note that Mr. Chen received an increase in his annual equity award in recognition of his assumption of additional responsibilities.

*    *    *

Morningstar, Inc. acknowledges that:

•                  Morningstar is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Morningstar may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses in this letter, please call me at (312) 696-6132.  My facsimile number is (312) 244-8032.

Respectfully submitted,

/s/ Richard Robbins

Richard Robbins
General Counsel and Corporate Secretary